SO 3/24/05

05039884

SECURITIES
Wa...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR - 9 2005 WASH. D.C.

SEC FILE NUMBER
8- 66091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1, 2004 (MM/DD/YY) AND ENDING DEC 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Hina Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2445 FABER PLACE STE 101
(No. and Street)

PALO ALTO (City) CALIFORNIA (State) 94030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH YIN 650-331-8785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHANG ACCOUNTANCY CORP.
(Name – *if individual, state last, first, middle name*)

28 NORTH STREET #900, SAN JOSE CALIFORNIA 95113
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/31/2005

3/24

OATH OR AFFIRMATION

I, CHANG ACCOUNTANCY CORP., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE HINA GROUP, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Chang Accountancy Corp.
28 North First Street, #900,San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
The Hian Group, Inc.
Palo Alto, California

We have audited the accompanying balance sheets of The Hina Group, Inc., a California corporation, as of December 31, 2004 and 2003, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Hina Group, Inc. at December 31, 2004 and 2003, and the results of its operations and changes in its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedules of Cost of Sales on page 12 and the Schedules of General and Administrative Expenses on page 13 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chang accountancy corp

Chang Accountancy Corp.
February 7, 2005

THE HINA GROUP, INC.
(Wholly Owned Subsidiary of Hina Group Holdings.)
Balance Sheet

At December 31,		2004		2003
ASSETS				
Current assets				
Cash and cash equivalents <Notes 1 & 2>	$	140,503	$	273,992
Accounts receivable, net of allowance <Note 3>		15,000		-
Other receivable		1,375		3,000
Prepaid expenses		314		4,098
Investment <Note 6>		75,000		-
Total current assets		232,192		281,090
Property and equipment, net of depreciation <Note 4>		10,567		10,415
Intangible assets, net of amortization <Note 5>		59,965		24,905
Other assets				
Security deposits		2,066		2,066
Total other non-current assets		2,066		2,066
Total assets	$	304,790	$	318,477

(Continued)
See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Balance Sheet

December 31,	2004	2003
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Interest payable <Note 8>	$ 5,029	$ -
Accrued expenses	21,285	559
Loan from related party	(2,923)	-
Loan from shareholder <Note 8>	75,000	4,212
Total current liabilities	98,391	4,771
Long - term liabilities <Note 8>	300,000	300,000
Total liabilities	398,391	304,771
Stockholders' equity		
Common stock ($1 par value; 10,000,000 shares authorized, 150,000 issued and outstanding in 2004)	$ 150,000	$ 150,000
Additional paid in capital	110,000	110,000
Retained earnings	(353,601)	(246,294)
Total stockholders' equity	(203,601)	13,706
Total liabilities and stockholders' equity	$ 304,790	$ 318,477

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Stockholders' Equity

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Total
Balance - beginning	-	$ -	-	-	$ -
Issue of common stocks	150,000	$ 150,000	$ 110,000	$ -	$ 260,000
Net loss				(246,294)	
Balance - December 31, 2003	150,000	$150,000	$ 110,000.00	$ (246,294)	$ 13,706
Net loss				(107,306)	(107,306)
Balance - December 31, 2004	150,000		$ 110,000.00	$ (353,601)	$ (203,601)

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Income

For the year ended December 31,		2004		2003
Consulting income	$	352,982	$	-
Less: cost of sales		(108,446)		-
Gross profits		244,536		-
Less: general and administrative expenses		351,924		246,696
Income (loss) from operations		(107,388)		(246,696)
Other income (expenses):				
Interest inomce		882		402
Total Other income (expenses)		882		(246,294)
Income (loss) before provision for income taxes		(106,506)		(246,294)
Income tax expenses (benefits)		800		-
Net income (loss)	$	(107,306)		(246,294)
Net income per share	$	(2.15)		(1.64)
Weighted-average number of common shares		150,000		150,000

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of cash flows

For the years ended December 31,		2004	$	2003
Cash flows form operating activities:				
Net income (loss)	$	(107,307)		(246,294)
Adjustments to reconcile net income				
to net cash provided by operating activities				
Depreciation and amortization		9,465		5,763
Change in accounts receivable		(12,000)		(3,000)
Change in other assets		(7,910)		(2,066)
Change in prepaid expenses		3,784		(4,098)
Change in accrued expenses		20,685		600
Change in other liabilities		75,000		559
Change in interest payable		4,470		-
Total adjustments		93,494		(2,241)
Net cash provided (used) by operating activities		(13,813)		(248,536)
Cash flows from investing activities:				
Payments for purchases of property and equipment		(44,676)		(41,084)
Puchase investment		(75,000)		-
Net cash provided (used) by investing activities		(119,676)		(41,084)
Cash flows from financing activities:				
Proceeds from short-term loan				3,612
Proceeds from issurance of long term debt				300,000
Proceeds from issuance of common stock		-		260,000
Net cash provided (used) by financing activities		-		563,612
Net change in cash and cash equivalents		(133,489)		273,992
Cash and cash equivalents at beginning of year		273,992		-
Cash and cash equivalents at end of year	$	140,503	$	273,992

See accompanying notes

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2004

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Summary of Significant Accounting Policies

***The Company*:**

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of National Association of Securities Dealers, Inc. The Company makes private equity investments and advise clients on M&A transactions and private placements, primarily in the China and United States communications and IT industries.

The Company is 100% owned subsidiary of Hina Group Holdings in George Town, The Island of Grand Cayman, Cayman Island. In addition to the Company, Hina Group Holdings is comprised of the following company: The Hina Group, Inc. and Hina Group Beijing.

Accounting Methods

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practice.

***Cash and Cash Equivalents*:**

The Company defines cash equivalents as all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase. The Company states cash equivalents at cost, which approximates market.

***Fair Value of Financial Instruments*:**

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to their short maturity.

***Income Taxes*:**

Income taxes are computed using the asset and liability method in accordance with Statement of Financial Accounting Standard No. 109 (FAS 109), "Accounting for Income Taxes". Under FAS 109, deferred income tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities are measured using the currently enacted tax rates laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

***Revenue Recognition*:**

Revenue is recognized when service is performed.

***Property and Equipment*:**

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years.

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2004

Expenditures that extend the useful lives of assets are capitalized and maintenance and repairs are expensed. Gains and losses upon asset disposal are taken into income in the year of disposition.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Certain Risks and Concentrations

Present accounting standards require disclosure of concentrations of credit risk, including bank balances in excess of Federal Deposit Insurance Corporation (FDIC) guarantee. At December 31, 2004, the Company had bank balance of 37,390, respectively , in excess of FDIC guarantee.

In 2004, one customer accounted for 86% of the total revenues.

NOTE 2 – Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

At December 31,		2004		2003
Cash in bank - Morgan Stanley	$	112	$	273,992
Cash in bank - Wells Fargo checking		137,390		137,390
Cash in bank - Wells Fargo saving		3,001		3,001
Cash and cash equivalents	$	140,503	$	414,383

NOTE 3 – Accounts Receivable

At December 31,		2004		2003
Accounts receivable	$	15,000	$	3,000
Less: Allowance for bad debts		-		-
Accounts receivable - net		15,000	$	3,000

NOTE 4 - Property and Equipment:

Property and equipment consist of the following:

At December 31,		2004		2003
Furniture and fixture	$	2,579	$	9,131
Equipment		12,385		2,579
Less: Accumulated depreciation		(4,397)		(1,652)
Net property and equipment	$	10,567	$	10,058

THE HINA GROUP, INC.

(A wholly owned subsidiary of Hina Group Holdings)

For the year ended December 31, 2004

NOTE 5 – Intangible Assets

At December 31,		2004		2003
Software	$	495	$	357
Organization cost		8,040		8,040
Start-up cost		20,976		20,976
License costs		41,285		-
Less: Accumulated amortization		(10,831)		(4,111)
Net intangible assets	$	59,965	$	25,262

NOTE 6 - Investment:

In December 2004, the Company invested $75,000 in FrameMedia, Inc which was borrowed from Mr. Hong Chen (sole shareholder of the parent Company). This loan is secured by the $75,000.00 investment and bears no interest. Mr. Chen has no other security interest for this $75,000 loan will receive the Company's investment in FrameMedia if the Company does not repay this loan on demand.

NOTE 7 - Income Taxes:

The provision for income taxes consists of the following:

For the year ended December 31,		2003		2004
Current				
Federal	$	-	$	-
State		-		800
Total current income tax	$	-	$	800

No deferred provision or benefit for income taxes has been recorded as the Company is in a net deferred tax asset position for which a full valuation allowance has been provided due to the uncertainty as to the realization.

NOTE 8 - Related Party Transactions:

The Company is a member of a group of companies owned by or affiliated with Hina Group Holdings. The relationships are as follows:

Related Parties	**Relationship**
Chen, Hong	Shareholder of Hina Group Holdings
Hina Group Holdings – Cayman Island	Shareholder of The Hina Group, Inc.
Hina Group Beijing	Subsidiary of Hina Group Holdings

During 2004, the Company entered into an unsecured loan transaction with Chen, Hong. Interest is calculated annually based on mid-term applicable federal rate, and paid annually. At December 31, 2004, the Company had an unsecured loan of $300,000 and interest payable of $5,029 to Chen, Hong.

From time to time, and in the normal course of business, the Company and Chen, Hong and Hina Beijing may incur and/or pay certain general and administrative expenses on each other's behalf (hereafter referred to as inter company "Advances").

The significant transactions with the aforementioned parties are summarized as follows:

At December 31,		2004	2003
Loan to shareholder	$	2,923	$ -
Loan from shareholder		(75,000)	(3,612)
Interest payable		(5,029)	(559)
Long term liabilities		(300,000)	(300,000)
Total liabilities - Chen, Hong	$	(377,106)	(304,171)

NOTE 9 - Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of $42,111and net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 56%.

NOTE 10 - Commitments:

The Company's office spaces lease agreement with Embarcadero Road Investors LLC. Office lease term is 24 months, from April 21, 2003 to April 21, 2005. The rent for the premises equals monthly payment of $2,065, which is approximately $2.25 per square foot per month. The total annual rental payment is $17,222.

SUPPLEMENTAL INFORMATION

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Schedule of Cost of Sales

For the year ended December 31,		2004
Services by China-based entities	$	108,446
Total cost of sales	$	108,446

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Schedule of General and Administrative Expenses

For the year ended December 31,		2004
Accounting fees	$	4,911
Amortization expenses		6,720
Automobile expenses		9,483
Bank charges		590
Depreciation expenses		2,745
Dues and subscriptions		278
Insurance		18,006
Interest expenses		4,470
Gifts		230
Licenses and permits		2,066
Meals and entertainments		2,689
Membership fees		2,500
Office expenses		2,117
Outside services		29,354
Payroll services		106
Payroll tax		15,972
Penalty		47
Printing		59
Professional fees		100
Property tax		121
Postage and delivery		77
Rent		24,729
Salaries and wages		196,975
Telephone		12,030
Travel		15,551
Total operating expenses	$	351,924

See accompanying notes